PRESS RELEASE

INDAR ATMANTO’S APPEAL TO THE CORRUPTION COURT’S VERDICT

Jakarta, July 12, 2013 - On Thursday, July 11, 2013, a statement of appeal for criminal case No. 01/Pid.B/Tpk/2013/PN.JKT. PST with Indar Atmanto as the Defendant, was lodged by the team of lawyer on behalf of Indar Atmanto and accordingly obtained an official Deed of Appeal from the Registrar Office of the Court of Central Jakarta under No. 30/Akta.Pid.Sus/TPK/2013/PN.JKT.PST.

The Statement of Appeal is one of the legal means initiated following a verdict from the Corruption Court on July 8, 2013, which disregarded facts presented during the proceedings, among others the fact that none of the witnesses implicated the Defendant with any wrongdoings, but nevertheless found Indar Atmanto guilty of the crime of corruption by virtue of representing IM2 in its cooperation agreement with Indosat.

Alexander Rusli, President Director & CEO of PT Indosat Tbk reiterated that the verdict is totally unacceptable and the agreement entered into by Indosat and IM2 is also in full compliance with the applicable telecommunication regulation. Therefore, the fight will continue through any legal means available either locally or internationally.

For further information please contact:

Investor Relations

Tel: 62-21-30442615

Fax : 62-21-30003757

Corporate Secretary

Tel: 62-21-30442614

Fax: 62-21-30003754

Email : investor@indosat.com

Website : www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In the first quarter of 2013, it has 55.9 million cellular customers through its brands, Indosat IM3, Indosat Mentari and Indosat Matrix. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Ooredoo (formerly known as Qtel Group). Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

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